BC FORM 53-901F

(Formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1: Reporting Issuer:

New Gold Inc.

595 Howe Street, Suite #601

Vancouver, B.C.  V6C 2T5

Phone: (604) 687-1629 - Fax (604) 687-2845

Email address: invest@newgoldinc.com

Item 2: Date of Material Change:

October 20, 2005

Item 3: Press Release:  Dated October 20, 2005 issued in Vancouver, British Columbia

Item 4: Summary of Material Change:  New Gold Inc. (NGD:TSX/AMEX) is pleased to announce encouraging results from the underground sampling program at the Company’s 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, B.C., Canada.  This program of sampling was conducted from the cross-cut which intersected the top of the mineralized zone on Section 44E.  The highlights of this program are summarized below.  All copper equivalent (Cu Eq.) grades were calculated using the following metal prices – Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz.  This is consistent with the metal prices used in the existing independently calculated resource and is also consistent with metal prices used in preparation of the independent Scoping Study (by  Behre Dolbear  under the supervision of qualified person James Currie, P.Eng.)

Item 5: Full Description of Material Change:  New Gold Inc. (NGD:TSX/AMEX) is pleased to announce encouraging results from the underground sampling program at the Company’s 100%-owned New Afton Copper-Gold (Cu-Au) Project, Kamloops, B.C., Canada.  This program of sampling was conducted from the cross-cut which intersected the top of the mineralized zone on Section 44E.  The highlights of this program are summarized below.  All copper equivalent (Cu Eq.) grades were calculated using the following metal prices – Copper (Cu) US$0.85/lb; Gold (Au) US$375/oz; Silver (Ag) US$5.25/oz; and Palladium (Pd) US$200/oz.  This is consistent with the metal prices used in the existing independently calculated resource and is also consistent with metal prices used in preparation of the independent Scoping Study (by  Behre Dolbear  under the supervision of qualified person James Currie, P.Eng.)

In the main cross-cut Interval A contained 1.49% Cu, 1.01g/t Au, 2.12g/t Ag, and 0.06g/t Palladium Pd, or 2.18% Cu Eq., across 51 metres (m), which is 9% higher than indicated by the resource model.  For this same interval the resource model indicated grades of  1.26% Cu, 1.11g/t Au, 2.18g/t Ag, and 0.02g/t Pd, or 2.00% Cu Eq.

This interval was contained within the wider Interval B, which contained 1.22% Cu, 0.80g/t Au, 1.90g/t Ag, and  0.10g/t Pd, or 1.78% Cu Eq. across 91m, which is 11% higher than indicated by the resource model.  For this same interval the resource model indicated grades of  1.02% Cu, 0.85g/t Au, 1.73g/t Ag, and 0.07g/t Pd, or 1.60% Cu Eq.

In the south cross-cut, Interval C contained 1.02% Cu, 0.93g/t Au, 1.60g/t Ag, and 0.08g/t Pd, or 1.66% Cu Eq. across 43m, which is 50% higher than indicated by the resource model.  For this same interval the resource model indicated grades of 0.71% Cu, 0.56g/t Au, 1.34g/t Ag, and 0.12g/t Pd, or 1.11% Cu Eq.

At the northern end of the north cross-cut, a number of samples contained in excess of 1.0% Cu Eq.  This is higher than the grades of 0.10% to 0.83% Cu Eq. indicated by the resource model for the same area.  Elsewhere, the sampling in the main, north and south branches of the cross-cut returned results in line with those indicated by the resource model.

The current resource model was developed using the results of approximately 100 previously completed surface diamond drill holes.  The comparison of results from the underground sampling to the model is represented in the attached plan and sectional views.  Sample results have been compiled, and are summarized in the attached tables.  As a result of the orientation of the main cross-cut perpendicular to the mineralization, the thicknesses recorded for intervals A and B in the main cross-cut approximate true thicknesses.  While the grade encountered, locally exceeded that anticipated from the resource model, the actual occurrence of mineralization corresponded well with that indicated by the resource model.  For example, the western limit of mineralization (in the main cross-cut) and the eastern limit of mineralization (in the south cross-cut) were approximately where indicated by the resource model.

In releasing these results President and CEO, Chris Bradbrook, stated, “We are very encouraged by the results from this underground sampling program at our New Afton Cu-Au Project.  The results from the cross-cut verify, and improve upon the current resource model in the area of the cross-cut.  In the main cross-cut, the mineralized intervals approximate true thickness and therefore represent impressive thicknesses of significant grade Cu-Au mineralization.

One of the primary purposes of the underground exploration program of sampling and diamond drilling was to provide greater confidence in the resource model, and to ultimately allow us (in conjunction with a feasibility study) to convert the resources to reserves.  To date, the results of all our underground work have increased our confidence in our ability to do this.

The cross-cut also will enable us to conduct the metallurgical sampling and geotechnical analysis which will be required in the completion of the feasibility study.”

UNDERGROUND SAMPLING PROGRAM

Sampling was conducted after each 3.6m advance was completed.  Continuous chip samples were taken from both walls of the cross-cuts and muck samples were also collected.  The sample locations are indicated on the attached plan view.  The attached tables of sample results provides the average grades of the chip samples from both walls

PROJECT UPDATE

The previously announced (Sep 16, 2005) program of extending the underground decline has begun.  The main decline is being extended at least 125m to the west in order to facilitate additional exploration for extensions of the main Cu-Au mineralization which remains open to the west.  In addition, the north cross-cut is being advanced up to 125m further to the northeast in order to facilitate additional sampling of different mineralization types.

The program of underground infill drilling continues and is scheduled for completion by year-end 2005.  The short-listed engineering companies who have expressed their interest in completing the feasibility study, have received the final request for proposal documents, and the Company expects to select the successful candidate and award the contract by the end of November, 2005.  It is anticipated that this study could be completed by Q3, 2006.  The feasibility study will determine the economic parameters of, and potential for, developing a new underground mine at the Company’s New Afton Project.  The initial permitting process has also commenced and is on-going.

CURRENT RESOURCE

The current resource at the New Afton Project was calculated using the results of approximately 100 diamond drill holes completed from surface.  It was independently calculated from a kriged block model as part of an independent advanced scoping study conducted by Behre Dolbear in 2003 and updated in 2004 under the supervision of qualified person James A. Currie, P.Eng.  Metal prices used in the scoping study and the resource calculation were US$0.85 per lb Cu, US$375 per oz Au, US$5.25 per oz Ag, and US$200 per oz Pd.  At a cut-off of 0.70% Cu equivalent the Measured and Indicated Mineral Resource was calculated to be 68.7 Million Tonnes grading 1.68% Cu equivalent or 2.61 g/t Au equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd), which contains approximately 1.6 billion pounds of copper, and 1.9 million ounces of gold.  The scoping study suggested that the project has very robust economics, with an after-tax IRR of 20% at the metal prices used.  The Measured Resource category was calculated to be 9.5 Million Tonnes grading 1.29% Cu, 0.95 g/t Au, 3.44 g/t Ag, and 0.12 g/t Pd.  The Indicated Resource category was calculated to be 59.2 Million Tonnes grading 1.05% Cu, 0.83 g/t Au, 2.49 g/t Ag, and 0.12 g/t Pd.

QUALIFIED PERSON

These exploration results have been prepared and approved by Mike Hibbitts P.Geo., Vice President Exploration and Development for New Gold Inc. who is a Qualified Person under National Instrument 43-101.  He is therefore qualified to confirm the validity and veracity of these results.

A Quality Assurance/Quality Control Program (QA/QC) was established under the direction of Roscoe Postle Associates, a well known Canadian geological and mining consulting company.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada.  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold is in excellent financial condition with cash of approximately CDN$18 million and no debt.  The Company has only 15.0 million shares outstanding and 16.8 million shares fully diluted.

Item 6:  Reliance on section 85 (2) of the Act:  Filed on a confidential basis: Not Applicable.

Item 7:  Omitted Information:  Not Applicable

Item 8:  Senior Officer:

Christopher J. Bradbrook, 604-687-1629

Item 9:  Statement of Senior Officer:  "The foregoing accurately discloses the material change referred to herein."

Dated at Vancouver, British Columbia on the 20th day of October, 2005

“signed”

Christopher J. Bradbrook, President